UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, July 01, 2014

Messrs,

Superintendencia del Mercado de Valores – SMV

Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that on June 30, 2014, our subsidiary Ingeniería y Construcción Vial y Vives S.A. determined to carry out the following two mergers: (i) the first, for the absorption of DSD Construcciones y Montajes S.A.; and (ii) the second, for the absorption of DSD Construcciones y Montajes into Vial y Vives – DSD S.A.

These mergers will come into force on July 01, 2014, and it has been agreed that for the first merger, 3.007,394561 shares of Ingeniería y Construcción Vial y Vives S.A. will be delivered for every share of DSD Construcciones y Montajes S.A. For the second merger, 0,644048 shares of Vial y Vives – DSD S.A. will be delivered for every share of Ingeniería y Construcción Vial y Vives S.A.

As a consequence of the described mergers, the resulting company will be Vial y Vives – DSD S.A. where our subsidiary GyM Chile SpA will hold an interest of 82.04%.

____________________

/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

___________________________

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: July 1, 2014